Suite 1210 - 777 Hornby Street
Vancouver, BC
V6Z 1S4 CANADA
Telephone: (604) 689-1022
Facsimile: (604) 681-4760

CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Konrad Malik
Direct Tel.	604-648-1671
Email Address	kmalik@wlmlaw.ca
Our File No.	1064-1

August 17, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention: Courtney Haseley, Esq.

Dear Sirs:
	Re:	Winecom, Inc. (“the Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed July 16, 2010
File No. 333-167227

We are the solicitors for the Company. We refer to your letter of August 4, 2010 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1, filed July 16, 2010. For your ease of reference, the company’s responses to your comments are numbered in a corresponding manner:

Amendment No. 1 to Form S-1 Registration Statement filed July 16, 2010

General

1.

We note your response to prior comment 2, including the filing of the escrow agreement. In an appropriate section of the prospectus, summarize the material terms of the escrow arrangement. Describe the material rights and obligations of the parties to the agreement and candidly describe the potential consequences of the escrow agreements to subscribers in this offering. Discuss the standard of care imposed on the escrow agent, the termination provisions and indemnification obligations. In this regard, we note that section 4.4 of the escrow agreement provides that the escrow agent “will have no responsibility in respect of loss of the Subscription Funds” and describes a standard of care that is substantially more lenient than the standard imposed on a trustee or fiduciary. If you do not believe that the standard of care described in the escrow arrangement warrants risk factor disclosure, please explain the basis of your conclusion in your response letter. Also, address any conflicts of interest that may result from the responsibilities the escrow agent has as the issuer’s legal counsel. You state that your counsel has agreed to keep all subscription funds held in escrow until the offering minimum is reached. Yet, pursuant to section 4.9 of the escrow agreement, the agreement may be terminated by either party upon thirty days’ notice. Please specifically describe what will happen to escrowed funds in the event that the agreement is so terminated.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Response: We have expanded our disclosure in the section entitled “Plan of Distribution, Terms of the Offering, beginning on page 26 of the prospectus, to include a detailed description of the escrow agreement, including a discussion of the standard of care imposed on Macdonald Tuskey as escrow agent, possible conflicts of interest, and possible repercussions. Additionally we have amended the escrow agreement in order to explicitly require the escrow agent to return any subscription funds not eligible for release to the company upon effective termination of the escrow agreement. We have also described a mechanism whereby, if alternate escrow arrangements are not mutually agreed upon by the respective subscribers and the company, the parties will be release from all further obligations under the offering.

Regarding the standard of care required of the escrow agent under the escrow agreement we note that the escrow agent is nonetheless prohibited from acting in conflict of interest by the rules of professional responsibility governing attorneys in British Columbia and New York. In light of the escrow agent’s professional obligations, the standard of a reasonably prudent person imposed by the escrow agreement serves to allow the escrow agent to resign if a conflict of interest arises. The standard of a reasonably prudent person also absolves the escrow agent of the obligation to incur any unreasonable expense or to take any extraordinary measures to defend any third party action brought against it in respect of escrowed funds. Notably, however, section 4.1 of the escrow agreement requires the escrow agent to defend against such action if we indemnify it and provide it with security for related costs and expenses. Accordingly, the company does not believe that the reasonable standard of care imposed on the escrow agent, viewed in context of the escrow agreement as a whole, the good faith requirements therein, and the escrow agent’s professional obligations, compromises the interest of subscribers in relation to the escrowed funds to a greater degree than would a higher stated standard of care. We believe that the contracted standard of care provides safeguards necessary to retain the services of a competent and prudent escrow agent without undue expense.

2.

You indicate on the cover page of the prospectus that if the minimum offering is not reached, “all escrowed funds will be returned to the subscribers.” Yet, this statement appears inconsistent with the provisions of section 4.6 of the escrow agreement and your response to prior comment 14. Additionally, we note that on page 25 you state that if the minimum offering is not reached, all amounts held in escrow “will be promptly returned to subscribers, without interest or deduction.” However, those terms do not appear to be explicitly provided for in the escrow agreement. Please advise as to these apparent inconsistencies and revise your disclosure accordingly. In your response, please further explain to us the mechanics of the escrow account, indicating whether the funds will be deposited by the escrow agent into a separate account, what kind of account will be used, and whether any statutes or other governing law insulates the funds held in escrow from creditors of the company and creditors of the escrow agent.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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CORPORATE AND SECURITIES LAWYERS

Response: We have amended the escrow agreement and the disclosure to provide more a detailed description of the escrow account, and the terms of return or release of the escrowed funds. We have also updated disclosure to include a brief description of law governing the escrow account. Additionally, we have reiterated the terms of s. 4.6 and qualified all disclosure regarding the return of subscription funds with reference to the obligation of the escrow agent to comply with any court order.

3.

In response to prior comment 14, we note your statement that a court order entered against the escrow agent could prevent the agent from releasing funds to the subscribers. However, you do not appear to have presented a legal basis for your belief that such a claim by a company creditor could be successfully presented to a court. Accordingly, we respectfully resubmit prior comment 14 and ask that you explain to us the legal basis on which creditors of the company could assert a valid claim against and preclude the return of escrowed subscription funds held by an independent party to subscribers, even if the minimum condition is not met.

Response: Our prior statement that a court order entered against the escrow agent could prevent the return or release of the escrowed funds wrongly referenced to claims brought by creditors of the company. We have revised our disclosure accordingly to address actions brought by creditors of the subscribers and other scenarios where the escrow agent might be prevented from returning or releasing the escrowed funds, such as compliance with relevant anti-money laundering legislation. Please see the section entitled “Plan of Distribution, Terms of the Offering” beginning on page 26 of the prospectus.

Description of Our Business

General

4.

We note your response to prior comment 6 and the revised disclosure of the twelve- month development timeline. Please reconcile your statement that you do not expect to generate any revenue until four to six months after the public launch of your website, which launch is not expected to occur until six months after completion of the offering, with the text on page 32 where you state that you expect the website to be “fully developed with all intended functions and features and ready for public launch by August 2010.” Please review and revise your disclosure to ensure that all references to expected timing of the public launch of your website revenue generation are consistent.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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CORPORATE AND SECURITIES LAWYERS

Response: We have revised the disclosure in question for accuracy and consistency throughout.

The Marketing Opportunity, page 17

5.	The eMarketer study you referenced in response to prior comment 8 does not appear to address all of the third-party statements contained in your prospectus. For example, we note that on page 17, you assert that “the market for wine and gourmet related media has grown exponentially over the past decade ” Please clarify the intended meaning of this statement and supplementally provide us with the support for any revised statement. Additionally, it appears as though entire sentences from the eMarketer study you referenced have been copied verbatim but presented in your prospectus as statements of the company. Accordingly, please revise your disclosure to clearly differentiate between the company’s beliefs as to market opportunity and assertions contained in the Social Networking Demographics and Usage report and, where applicable, appropriately credit such report.

Response: We have revised the disclosure on page 17 to clearly isolate in quotation each statement quoted from eMarketer. We have also revised our previous statement citing “exponential growth” in the food and wine industry to present a more measured statement regarding management’s perceptions regarding market growth and opportunity and the basis of those perceptions. No report other than the report noted in the disclosure was cited.

Competition and Competitive Strategy, page 17

6.

Your description of competitive business conditions and the methods of competition do not address the company’s online social networking business. You indicate that company performance amongst its competitors is measured against factors such as continuity of merchandise selection and reliable order fulfillment and delivery. Yet, neither of such factors is applicable to the company business model you describe. Accordingly, please revise your disclosure to accurately describe the competitive business conditions facing the company and the company’s corresponding methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response: The company’s business plan contemplates both a sale of services component (online social networking) and a sale of good component (wine related merchandise). We have updated the disclosure to clearly distinguish between the conditions and methods of competition with respect to each category of business.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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CORPORATE AND SECURITIES LAWYERS

7.

We note your added risk factor on page 6 in response to prior comment 9, regarding the other time commitments of your officers. We further note your disclosure indicating that each officer spends up to approximately 15-20 hours a week on the company’s business. Please enhance your disclosure in this section to indicate the minimum amount of time that each officer will devote to the company’s business.

Response: We have updated the disclosure as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Plan of Operations, page 31

8.

You indicate that one of your articulated goals over the next twelve months is to achieve break-even results of operations, which you believe can be achieved “by becoming a one- stop-shop for wine lovers once the above development is achieved.” Although we note expanded discussion of your advertising and sales plans in Management’s Discussion and Analysis in response to prior comment 19, you still have not provided a thorough discussion of how management intends to achieve break-even results within the next twelve months. Accordingly, we resubmit prior comment 19 in part and ask that you substantiate the basis for your belief that attaining break-even results within twelve months is achievable or revise your disclosure to omit such language. In doing so, consider your current liabilities, anticipated capital expenditures and monthly cash burn, and the relative priority of your advertising campaign vis-à-vis your other business objectives.

Response: We have removed from the disclosure any statement related to the achievement of break-even results.

Exhibit 23.1

9.

We note that the audit opinion on page F-2 was revised to include reference to the financial statements for the period ended April 30, 2009; however the auditor’s consent was not revised accordingly. With your next amendment, please file an updated auditor’s consent which references all applicable periods covered by the audit opinion.

Response: An updated consent from the auditor has been filed with the Form S-1/A filed concurrently with this response.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ Konrad Malik

                                       Konrad Malik

KM/ea

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.